Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated October 18, 2021

to

Prospectus dated March 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated March 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2021;

•	to disclose the calculation of our September 30, 2021 net asset value (“NAV”) per share for all share classes; and

•	to provide updates to our portfolio and our business.

November 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2021 (and repurchases as of October 31, 2021) is as follows:

Transaction Price (per share)
Class S	$25.2213
Class T	$24.9984
Class D	$25.0310
Class M	$25.0914
Class I	$24.4688
Class F*	$25.0333
Class Y*	$24.4269

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The November 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2021.

The following table provides a breakdown of the major components of our total NAV as of September 30, 2021 (dollar amounts in thousands):

Components of NAV	September 30, 2021
Loans receivable	$2,511,901
Mortgage-backed securities held-to-maturity	37,723
Mortgage-backed securities available-for-sale, at fair value	48,737
Cash and cash equivalents	99,839
Restricted cash	5,475
Other assets	8,525
Collateralized loan obligation, net of deferred financing costs	(964,434)
Repurchase agreements payable, net of deferred financing costs	(906,010)
Credit facility payable	(40,000)
Accrued stockholder servicing fees(1)	(330)
Other liabilities	(22,964)

Net asset value	$778,462

Number of outstanding shares	31,182,385

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of September 30, 2021, we accrued under GAAP $35,792 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$408,823	$33,516	$15,518	$70,372	$205,662	$22,424	$22,147	$778,462
Number of outstanding shares	16,209,558	1,340,710	619,957	2,804,634	8,405,129	895,749	906,648	31,182,385

NAV per Share as of September 30, 2021	$25.2213	$24.9984	$25.0310	$25.0914	$24.4688	$25.0333	$24.4269

Financing Arrangements

MM-1 Facility

On September 20, 2021, our indirect wholly owned, special-purpose financing subsidiary, FS CREIT Finance MM-1 LLC, or MM-1, as borrower and portfolio asset servicer, FS Holdings, Wells Fargo, as administrative agent and collateral custodian, Massachusetts Mutual Life Insurance Company, or Mass Mutual, and the other lenders from time to time party thereto, or the Lenders, and Mass Mutual, as facility servicer, entered into a Loan and Servicing Agreement, or the Loan and Servicing Agreement. Upon the terms and subject to the conditions of the Loan and Servicing Agreement, the Lenders have agreed to provide a secured loan facility, or the MM-1 Facility, to MM-1 to finance the acquisition and origination of commercial mortgage loan assets meeting specified eligibility criteria and concentration limits, pay transaction costs and fund distributions to FS Holdings (and ultimately to us).

The MM-1 Facility has (i) a committed amount of $200,000,000 with an option to increase to $250,000,000 in the first 18 months and (ii) a three year availability period extendable for one additional year (for an additional fee of 25 basis points) and an eight year final maturity. Outstanding loans bear interest at one month LIBOR plus a spread of 210 basis points per annum.

Under the MM-1 Facility, starting 18 months after the closing date, the full interest rate on outstanding loans will be payable on 85% of the commitments, or the Minimum Usage Amount, regardless of usage. The MM-1 Facility also has an unused commitment fee of 30 basis points per annum payable on: (i) during the first 18 months after the closing date, the unused commitment amounts and (ii) thereafter, the unused commitment amounts in excess of the Minimum Usage Amount.

Portfolio update

We continue to build upon our track record of generating a high level of current income within today’s low-yield environment. We closed on $197 million in loan originations in September 2021, including:

•

A portfolio of four self-storage properties in the New York metro region. Located in Brooklyn, Queens, White Plains and Yonkers, the properties feature 333,000 square feet in net rentable space across 3,800 traditional storage units, 1,300 lockers and 115 parking spaces. The storage units are approximately 92% occupied as of August 2021, located in dense residential neighborhoods, and have a history of generating strong cash flows.

•

A portfolio of ten urban multifamily properties. The properties comprise 124 apartment units across ten buildings in the Newark, NJ metropolitan area (Belleville, East Orange, and Kearny, NJ). The properties are within close proximity to many employment opportunities in and around Newark, NJ.

•

A garden-style multifamily property located in Richardson, TX, approximately 13 miles north of Dallas, which has seen strong population and rent growth in recent years. The property is near several major employers, including State Farm Insurance and Raytheon offices, as well as restaurants and retail.

Our portfolio remains diversified by geography and property type with a focus on what we believe to be COVID-resilient originations since Q1 2020. Multifamily and industrial represented nearly three quarters of the portfolio (70.4%) as of September 30, 2021, while hospitality and retail comprised just 4.8%. Additionally, we continue to seek opportunities across alternative CRE property types, including self-storage facilities. The portfolio is comprised of 100% performing assets as of September 30, 2021. Additionally, the pipeline for new deal activity throughout the fourth quarter remains strong, backed by a diverse mix of what we believe to be COVID-resilient properties.